VIA EDGAR

January 8, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated December 22, 2008, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) on the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 for Assured Guaranty Ltd. (“Assured” or the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-Q for the period ended September 30, 2008

Financial Statements

Balance Sheet

1.              We acknowledge your response to comment 2.  Contingencies that might result in gains are not reflected in the statement of operations based on guidance of paragraph 17(a) of SFAS 5 since to do so might result in the reduction of operating expenses prior to realization.  It appears that the reimbursement of claim payments from future cash flows on a financial guaranty of a home equity line of credit is a gain contingency that results in the premature reduction of expenses.  Please tell us where you disclose your accounting policy for “salvage recoverable” and why you believe your accounting treatment complies with GAAP.

Company Response

It is our position that the reimbursement of claim payments from future cash flows on a financial guaranty of a home equity line of credit, or recoveries related to any of our insured obligations, is the recovery of an unsettled claim as described in SFAS 60, paragraph 18  and does not fall under the guidance of paragraph 17(a) of SFAS 5.  The reimbursement of claim payments is a contractual right included in our insurance policy, and the manner in which the future cash flows are allocated to us is prescribed by our policies. Paragraph 18 of SFAS 60 states that, “Estimated recoveries on unsettled claims, such as salvage, subrogation, or a potential ownership interest in real estate, shall be evaluated in terms of their estimated realizable value and deducted from the liability for unpaid claims.”

In Note 2 to our Form 10-K for the year ended December 31, 2007, we cite SFAS 60 as the authoritative guidance for an insurance enterprise and believe it should be looked to as the primary guidance in this instance.  As of December 31, 2007, salvage recoverable was not a material item in the Company’s financial statements and, therefore, not specifically cited in our disclosures.

Beginning with our Form 10-K for the year ended December 31, 2008, we will specifically cite the guidance of SFAS 60 as part of our accounting policy for salvage recoverable.

Notes to Consolidated Financial Statements

Note 14.  Fair Value of Financial Instruments, page 37

2.              Your credit derivative asset increased from $5.5 million at December 31, 2007 to $180 million at September 30, 2008.  Please disclose the reason for the increase in the asset and clearly explain what the asset represents.  Please do not limit your response to the mechanics of your fair value model.

Company Response

A credit derivative asset indicates that a hypothetical financial guaranty insurance company with a credit standing similar to the Company’s would pay the Company for its existing contractual rights under the CDS contracts, since the premium the Company contractually receives on these contracts is greater than what the hypothetical financial guarantor could receive in the current market.

The amount of premium a financial guaranty insurance market participant can demand is inversely related to the cost of credit protection on the insurance company as measured by market credit spreads. This is because the buyers of credit protection typically hedge a portion of risk to the financial guarantor. The widening of the Company’s credit spread increases the cost to buy credit protection on the Company, thereby, reducing the amount of premium that the Company can capture out of the gross spread on the deal.  The extent of the hedge depends on the types of instruments insured and current market conditions.

The growth in the asset from December 31, 2007 to September 30, 2008 is due to the market’s view that the Company’s credit standing has deteriorated over this period, as reflected by the widening of the Company’s credit spread to 1,255 basis points at September 30, 2008 as compared to 180 basis points at December 31, 2007.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

3.              Please disclose how you have tested your credit derivative swap fair value model to determine whether it is representative of a current market transaction.  For example, disclose whether and, if so, the extent that you test to ensure that the contractual premium charged for credit protection (i.e. the premium transaction price) approximates that determined by your credit derivative swap fair value model.

Company Response

As discussed in our existing disclosures, the Company does not trade or exit its CDS contracts in the normal course of business. As such, our ability to test our modeled results is limited by the absence of actual exit transactions. However, we do compare modeled results to actual data that is available. We first attempt to compare modeled values to premiums the Company received on new transactions closed within the reporting period. If no new transactions were written in the period or the number is not reflective of a representative sample, we compare modeled results to premium bids offered by the Company to provide credit protection on new transactions within the reporting period, the premium the Company has received on historical transactions to provide credit protection in net tight and wide credit environments and/or the premium on transactions closed by other financial guaranty insurance companies during the reporting period.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

4.              Please disclose what the discount rate used in the present value computation represents (i.e. risk free rate, LIBOR, etc.).

Company Response

To calculate the present value of the Company’s mark on credit derivatives, the Company uses the period ending LIBOR rate that corresponds to the remaining weighted average life of each transaction plus a risk adjustment factor, in order to calculate the discount rate. The risk adjustment factor represents the current spread for each individual transaction.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (441) 278-6633, or me, at (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:              Gus Rodriguez, Staff Accountant, Division of Corporate Finance
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.